KANE KESSLER, P.C. 600 THIRD AVENUE, 35th FL NEW YORK, NEW YORK 10016-1901 TEL 212.541.6222 FAX 212.245.3009 WWW.KANEKESSLER.COM DIRECT CONTACT 212-519-5103 EMAIL ADDRESS rlawrence@kanekessler.com

October 28, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 13, 2021
File No. 333-257849

Ladies and Gentlemen:

On behalf of our client, Cadre Holdings, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1, File No. 333-257849 (the “Registration Statement”). We are concurrently filing this letter and Amendment No. 4 to the Registration Statement via the EDGAR system today. For the reference of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing the Staff with both a clean copy of Amendment No. 4 to the Registration Statement and a copy marked to show all changes from the version of Amendment No. 3 to the Registration Statement filed on September 13, 2021.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on September 13, 2021), all page references herein correspond to the marked pages of the Registration Statement.

Securities and Exchange Commission

October 28, 2021

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary

New Credit Agreement, page 6

1.	Please revise to disclose the amount outstanding under the revolving credit facility, if any, as of a recent date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 54 of the Registration Statement.

Business

Legal Proceedings, page 65

2.	We note your disclosure on page 66 regarding the $7.5 million jury verdict awarded against your wholly-owned subsidiary, Safariland, LLC. Please expand your disclosure to identify the plaintiff, the court in which the proceedings are pending, the date instituted and a description of the factual basis alleged to underlie the proceedings. See Item 103 of Regulation S-K for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Registration Statement.

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (212) 519-5103 or rlawrence@kanekessler.com.

Very truly yours,

Kane Kessler, P.C.
By:	/s/ Robert L. Lawrence
Robert L. Lawrence

cc:	Warren B. Kanders, Cadre Holdings, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP
Ekaterina Roze, Sullivan & Cromwell LLP